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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  March 14, 2006.

Commission File Number  001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8,  P.O. Box 1,  CH - 8070 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐    No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-                .

Press Release

Winterthur Group Media Relations General Guisan-Strasse 40 P.O. Box 357 CH-8401 Winterthur Tel. +41 52 261 77 44 Fax +41 52 261 37 88 communications.ch@winterthur.ch

Winterthur to Sell Parts of Its Health Insurance Business to Sanitas

Winterthur, March 14, 2006 - Winterthur Group is selling parts of its Swiss health insurance business to Sanitas. The components concerned are Wincare Versicherungen and Wincare Zusatzversicherungen, as well as the individual health and accident insurance business. Winterthur will remain active in group health insurance. The selling price is CHF 289 million for the private insurance component, and CHF 150,000 for the compulsory health insurance component.

“With the sale of our health insurance business, we are underscoring our strategy of optimizing our business portfolio and reducing the complexity of our operations,” explains Philippe Egger, Head of Market Unit Switzerland. “We have made this decision because of the lack of synergies with our other business fields.”

The selling price is CHF 289 million for the private insurance component, and CHF 150,000 for the compulsory health insurance business. The takeover by Sanitas will take effect as soon as the regulators and the authorities have approved the deal. Winterthur has reached a sales cooperation agreement with Sanitas for health insurance products. In addition, Winterthur will remain active in Swiss group health insurance, where its premium volume of around CHF 367 million makes it a market leader.

“With this acquisition of Wincare, Sanitas is underscoring its growth strategy and positioning itself as the most important health insurance partner in the private sector,” says Otto Bitterli, CEO of Sanitas, in explaining the decision. “Clients and staff alike will benefit from a long-term outlook.”

Wincare Versicherungen and Wincare Zusatzversicherungen offer individual health and accident insurance in Switzerland. The two companies have approximately 370 employees.

Inquiries

Winterthur Group, Media Relations, Tel. +41 52 261 77 44

The Winterthur Group media release is available on the internet at: http://www.winterthur.com/

Winterthur Group

Winterthur Group is a leading Swiss insurance company with head office in Winterthur. As an international company, the Group provides a broad range of personal, property and casualty insurance products, as well as insurance solutions in life and pensions that are tailored to the individual needs of private and corporate clients. Winterthur Group has approximately 19,000 employees worldwide. The company achieved a total business volume of CHF 28.3 billion in 2005 and reported assets under management of CHF 153.3 billion as of December 31, 2005.

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse, the banking business of Credit Suisse Group, provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse Group also includes Winterthur, a Swiss general insurer with a focus on international business activities. Credit Suisse Group is active in over 50 countries and employs approximately 63,000 people. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse Group and Credit Suisse can be found at http://www.credit-suisse.com.

Cautionary Statement regarding Forward-Looking Information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in Credit Suisse Group’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Cautionary Statement regarding Non-GAAP Financial Information

This press release contains non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles is posted on the website at http://www.credit-suisse.com/sec.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date	March 14, 2006	By	/s/	Urs Rohner
General Counsel*

			/s/	Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

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